Exhibit 99.3
VOTING AND SUPPORT AGREEMENT
     VOTING AND SUPPORT AGREEMENT, dated as of January 25, 2010 (this “Agreement”), among World Color Press Inc., a corporation organized and existing under the laws of Canada (“Company”), the trustees (the “Trustees”) under the Amended and Restated Voting Trust Agreement, dated April 29, 2000, as amended (the “Voting Trust Agreement”) pursuant to which certain shares of capital stock of Quad/Graphics, Inc., a Wisconsin corporation (“Acquiror”), are held by the Quad/Graphics, Inc. Voting Trust (the “Voting Trust”), and the undersigned beneficiaries of the Voting Trust (together with the Voting Trust, the “Shareholders”) (such shares of capital stock of Acquiror owned by the Shareholders as of the date hereof, the “Existing Shares” and, together with any Acquiror Shares acquired by the Shareholders after the date hereof, the “Shares”, the trust certificates of the Voting Trust held by such beneficiaries as of the date hereof, the “Existing Trust Certificates” and, together with any trust certificates acquired by such beneficiaries after the date hereof, the “Trust Certificates”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Arrangement Agreement (as such term is defined below).
W I T N E S S E T H:
     WHEREAS, Acquiror and Company are, simultaneous with the execution and delivery of this Agreement, entering into an Arrangement Agreement, dated the date hereof (the “Arrangement Agreement”), which provides, among other things, for a corporation continuing from the amalgamation of a yet to be designated subsidiary of Acquiror and Company as part of a statutory arrangement under Canadian law to own all of the assets of Company (the “Arrangement”); and
     WHEREAS, as of the date hereof, the Trustees have the right to vote or direct the voting of the Acquiror Shares listed as owned by the Voting Trust on the signature page hereof, and the Shareholders are the beneficial or record owners of the Existing Trust Certificates and the Acquiror Shares listed as owned by such Shareholders on the signature page hereof.
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
VOTING
     1.1 Agreement to Vote. Each of the Shareholders agrees that, from and after the date hereof and until the date on which this Agreement is terminated pursuant to Section 4.1, at any meeting of the beneficiaries of the Voting Trust, or at the Acquiror Meeting or any other meeting of the shareholders of Acquiror, however called, or in connection with any written consent of the beneficiaries of the Voting Trust or the shareholders of Acquiror, relating to any proposed action by the beneficiaries of the Voting Trust or the shareholders of Acquiror with respect to the matters set forth in Section 1.1(b) below, each Shareholder shall:
     (a) appear at each such meeting or otherwise cause the Trust Certificates or the Shares that such Shareholder owns to be counted as present at each such meeting for purposes of calculating a quorum; and
     (b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Trust Certificates or the Acquiror Shares, and any other voting securities of the Voting Trust or the Acquiror (whenever acquired), owned beneficially or of record by such Shareholder or as to which it has, directly or indirectly, the right to vote or direct the voting, (i) in favor of approval of the transactions contemplated by the Arrangement Agreement and any other action of the beneficiaries of the Voting Trust or the shareholders of Acquiror requested by Acquiror in furtherance thereof, (ii) in favor of adoption of Acquiror’s amended and restated articles of incorporation in substantially the form attached as Exhibit E to the Arrangement Agreement, (iii) against any action or agreement submitted for approval of the beneficiaries of the Voting Trust or the shareholders of Acquiror that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Acquiror contained in the Arrangement Agreement or of the Trustees and the Shareholders contained in this Agreement, and (iv) against any Acquisition Proposal or any other action, agreement or transaction submitted for approval to the beneficiaries of the Voting Trust or the shareholders of Acquiror that it would reasonably expect is intended to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Arrangement or this Agreement; provided, however, that the parties acknowledge that this Agreement is entered into by each of the Trustees solely in his/her capacity as trustee of the Voting Trust and each of the Shareholders solely in its capacity as record or beneficial owner of the Trust Certificates or the Shares and that nothing in this Agreement, including without limitation Section 3.1(d), shall prevent such Trustee or such Shareholder from discharging his/her fiduciary duties as a member of the Board of Directors of Acquiror.
     1.2 No Inconsistent Agreements. Each of the Shareholders hereby covenants and agrees that, except for actions taken in furtherance of this Agreement, it (a) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Trust Certificates or the Shares, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Trust Certificates or the Shares inconsistent with the terms of this Agreement.
     1.3 Effect of Change in Recommendation or Company Breach. For the avoidance of doubt, the obligations of the Trustees and the Shareholders hereunder shall not be affected by (i) any Change in Recommendation (except as specified in Section 4.1 of this Agreement); or (ii) any breach by Company of any of its representations, warranties, agreements or covenants set forth in the Arrangement Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
     2.1 Representations and Warranties of the Trustees. Each Trustee hereby represents and warrants (solely in his/her capacity as a Trustee and not individually and not jointly and severally) to Company as follows:
     (a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly executed and delivered by such Trustee and, assuming this Agreement constitutes a valid and binding obligation of Company, constitutes a valid and binding obligation of such Trustee, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles).
     (b) No Violation. The execution and delivery of this Agreement by such Trustee does not, and the performance by such Trustee of his/her obligations under this Agreement will not, (i) to his/her knowledge, conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to him/her or by which any of his/her assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Lien on his/her properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which he/she is a party or by which his/her or any of his/her assets or properties is bound, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Trustee to perform his/her obligations hereunder.
     (c) No Further Action Required. Each Trustee has approved the transactions contemplated by the Arrangement Agreement solely for purposes of Section 3.03 of the Voting Trust Agreement. No other approval or authorization by such Trustee is required under the Voting Trust Agreement (other than such actions as it may be necessary for the Trustee to take, on behalf of the Voting Trust, to vote the Shares owned by the Voting Trust in favor of the approval of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, it being understood that such actions by the Trustee have been authorized in all respects, and no further authorization or approval of such actions is required under the Voting Trust Agreement or otherwise, except for the performance required by Section 1.1). Such Trustee has not revoked and (while this Agreement remains in effect), will not revoke his/her approval of the transactions contemplated by the Arrangement Agreement solely for purposes of Section 3.03 of the Voting Trust Agreement.
     (d) Trustees. Each Trustee is an existing trustee of the Voting Trust duly appointed in accordance with the Voting Trust Agreement and has not resigned or been removed as of the date hereof. As of the date hereof, the Voting Trust does not have any trustee other than the undersigned Trustees.
     (e) Reliance by Company. Each Trustee understands and acknowledges that Company is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by such Trustee.
     2.2 Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants (as a separate entity and not jointly and severally) to Company as follows:
     (a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Company, constitutes a valid and binding obligation of such Shareholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles).
     (b) Ownership. As of the date hereof, the voting power represented by the Existing Trust Certificates and the number of Acquiror Shares owned beneficially or of record by such Shareholder is listed on the signature page hereof. The Existing Trust Certificates and the Existing Shares listed on the signature page hereof are, and any additional trust certificates of the Voting Trust or the Acquiror Shares and any additional options to purchase trust certificates of the Voting Trust or the Acquiror Shares acquired by such Shareholder after the date hereof and prior to the Effective Time will be, owned beneficially or of record by such Shareholder. As of the date hereof, the Existing Trust Certificates and the Existing Shares listed on the signature page hereof constitute all of the trust certificates of the Voting Trust and the Acquiror Shares held of record, beneficially owned by or for which voting power or disposition power is held or shared by such Shareholder. Such Shareholder has and, except with respect to the Existing Trust Certificates or the Existing Shares transferred in accordance with Section 3.1(a) hereof, will have at all times through the Effective Time, individually or together with one or more other Trustees or Shareholders, sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Section 3.1 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Trust Certificates or the Existing Shares owned by such Shareholder as of the date hereof and with respect to all of the Trust Certificates or the Shares owned by such Shareholder at the Effective Time, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. Such Shareholder has good title to the Existing Trust

Certificates and the Existing Shares listed on the signature page hereof, free and clear of any Liens that would prohibit or otherwise limit the execution and delivery of this Agreement or, except in the case of Liens held by third party banks (to the extent foreclosed upon by such banks), the performance by such Shareholder of its obligations hereunder, and, except with respect to the Existing Trust Certificates or the Existing Shares transferred in accordance with Section 3.1(a) hereof, such Shareholder will have good title to such Existing Trust Certificates or the Existing Shares and any additional trust certificates of the Voting Trust or Acquiror Shares and options to purchase trust certificates of the Voting Trust or Acquiror Shares acquired by it after the date hereof and prior to the Effective Time, free and clear of any Liens that would prohibit or otherwise limit the execution and delivery of this Agreement or, except in the case of Liens held by third party banks (to the extent foreclosed upon by such banks), the performance by such Shareholder of its obligations hereunder.
     (c) No Violation. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement will not, (i) to its knowledge, conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to it or by which any of its assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Lien on its properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which its or any of its assets or properties is bound, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Shareholder to perform its obligations hereunder.
     (d) Voting Power. As of the date hereof, the Shareholders that are beneficiaries of the Voting Trust own of record, and have the sole right to vote, the Existing Trust Certificates constituting more than two thirds of the voting power of all the trust certificates issued by the Voting Trust. As of the date hereof, the Voting Trust owns of record, and has the sole right to vote, Acquiror Shares constituting more than a majority of the voting power of all the outstanding Acquiror Shares.
     (e) Voting Trust Agreement. The amended and restated voting trust agreement dated April 29, 2000, the first amendment dated June 1, 2001 and the second amendment dated October 2004 disclosed to Company through the electronic data room are true and complete copies of the Voting Trust Agreement.
     (f) Reliance by Company. Each Shareholder understands and acknowledges that Company is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder.

ARTICLE III
OTHER COVENANTS
     3.1 Further Agreements of the Shareholders. (a) Except as would not materially impact the operation of this Agreement, each Shareholder hereby agrees, while this Agreement is in effect, and except as expressly contemplated hereby, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (collectively, a “Transfer”), or enforce the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Acquiror or any other person with respect to the Trust Certificates or the Shares or enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Existing Trust Certificates or Existing Shares, any additional trust certificates of the Voting Trust or Acquiror Shares and options to purchase trust certificates of the Voting Trust or Acquiror Shares acquired beneficially or of record by such Shareholder after the date hereof, or any interest therein, in each case, without the prior written consent of Company.
     (b) In case of a stock dividend or distribution, or any change in Acquiror Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.
     (c) Each Shareholder agrees, while this Agreement is in effect, to notify Company promptly in writing of (i) the number of any additional trust certificates of the Voting Trust or Acquiror Shares, any additional options to purchase trust certificates of the Voting Trust or Acquiror Shares or other securities of Acquiror acquired by such Shareholder, if any, after the date hereof, and (ii) with respect to the subject matter contemplated by Section 3.1(d), any such inquiries or proposals which are received by, any such information which is requested from, or any such negotiations or discussions which are sought to be initiated or continued with, such Shareholder.
     (d) Except for actions taken in an individual’s capacity as a director of Acquiror (which shall be governed by the terms of the Arrangement Agreement), each of the Shareholders agrees, while this Agreement is in effect, not to, nor to cause any investment banker, financial adviser, attorney, accountant or other representative or agent of such Shareholder to, directly or indirectly, (i) knowingly initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal to acquire the Shares or (ii) knowingly engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to any proposal to acquire the Shares, or otherwise facilitate any efforts or attempt to make or implement any proposal to acquire the Shares. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an investment banker, financial advisor, attorney, accountant or other representative or agent of a a Shareholder shall be deemed to be a violation of this Section 3.1(d) by such Shareholder.
     (e) Each of the Trustees and the Shareholders agrees, while this Agreement is in effect, not to (i) take, agree or commit to take any action that would make any representation and warranty of such Trustee or Shareholder, as applicable, contained in this Agreement inaccurate in any material respect as of any time during the term of this Agreement or (ii) agree or commit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.
     (f) To the extent permitted by the Voting Trust Agreement, each of the Trustees and the Shareholders agrees, while this Agreement is in effect, not to appoint any additional trustee under the Voting Trust Agreement unless prior to such appointment, (i) such Trustee or Shareholder provides to Company prior written notice at least 5 days prior to the date of such appointment, and (ii) such Person who will be appointed as a trustee under the Voting Trust Agreement agrees in writing, in form and substance reasonably acceptable to Company, to be subject to the terms and conditions of this Agreement (including, without limitation, the voting obligations hereunder) and to be bound by the terms and conditions of this Agreement.
     (g) To the extent permitted by the Voting Trust Agreement, each of the Trustees and the Shareholders agrees, while this Agreement is in effect, not to amend the Voting Trust Agreement in a manner that adversely affects the ability of such Trustee or Shareholder to comply with its obligations under this Agreement and, in any event, such Trustee or Shareholder shall provide to Company written notice at least 5 days prior to the effective date of any amendment to the Voting Trust Agreement.
ARTICLE IV
MISCELLANEOUS
     4.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time, (b) the date and time of termination of the Arrangement Agreement by either or both of Company and Acquiror pursuant to Section 6.1 of the Arrangement Agreement and (c) the date and time that the Board of Directors of Acquiror effects a Change of Recommendation and recommends a Superior Proposal pursuant to Section 4.10 of the Arrangement Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.
     4.2 Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by the Arrangement Agreement and this Agreement.
     4.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Company any direct or indirect ownership or incidence of ownership of or with respect to any Trust Certificates or Shares. All rights, ownership and economic benefits of and relating to the Trust Certificates or the Shares shall remain vested in and belong to the Trustees and the Shareholders, and Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Acquiror or exercise any power or authority to direct the Trustees and the Shareholders in the voting of any of the Trust Certificates or the Shares, except as otherwise provided herein.
     4.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a) if to Company to:
World Color Press Inc.
999 de Maisonneuve Boulevard West
Montreal, Québec
CANADA H3A 3L4
Attention: John V. Howard Jr.
Facsimile: (514) 877-5104
with a copy to:
545 Theresa Drive
Boulder, Colorado 80303
Attention: John V. Howard Jr.
and
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Fax: (212) 558-3588
Attention: Joseph B. Frumkin
               Melissa Sawyer
     (b) if to the Trustees and the Shareholders to the addresses listed next to its/his/her name on the signature page hereto.

     4.5 Interpretation. For purposes of this Agreement, (a) the words “including” and “include” shall be deemed to be followed by the words “without limitation,” (b) the words “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole, and (c) whenever “knowledge” is used in this Agreement, it shall be deemed to mean the actual knowledge of the Trustees and the Shareholders. Any reference to any supranational, national, state, provincial, municipal or local law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. Unless the context otherwise requires, references in this Agreement (i) to Articles and Sections mean the Articles and Sections of this Agreement and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, each party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.
     4.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.
     4.7 Entire Agreement. This Agreement (together with the Arrangement Agreement, to the extent referred to herein) constitutes the entire agreement and supersedes all prior understandings, agreements, representations or warranties, both written and oral, among the parties with respect to the subject matter hereof.
     4.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, U.S.A. without regard to any applicable principles of conflicts of law, except to the extent mandatorily governed by the laws of Canada or the laws of the State of Wisconsin, U.S.A.
     4.9 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     4.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.
     4.11 Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its shareholders or limited partners. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
     4.12 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
[Signatures appear on following pages.]

     IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

WORLD COLOR PRESS INC.
By:	/s/ Mark A. Angelson
	Name:	Mark A. Angelson
	Title:	Chairman and Chief Executive Officer

Signature Page for Voting and Support Agreement

VOTING AND SUPPORT AGREEMENT
Counterpart Signature Page
     IN WITNESS WHEREOF, each of the Trustees and the Shareholders has executed this Agreement as of the date first written above. The next subsequent pages of this Agreement, which contain details of the number of Shares owned beneficially and of record by each of the Shareholders, the voting power of the Trust Certificates owned of record by each of the Shareholders, and the addresses of the Trustees and the Shareholders for notices, are hereby incorporated in this signature page by reference.

VOTING TRUST TRUSTEES
By:	/s/ Elizabeth E. Quadracci
Elizabeth E. Quadracci, Trustee

By:	/s/ James Joel Quadracci
James Joel Quadracci, Trustee

By:	/s/ Elizabeth M. Quadracci-Harned
Elizabeth M. Quadracci-Harned, Trustee

By:	/s/ David Blais
David Blais, Trustee

SHAREHOLDERS: Quad/Graphics, Inc. Voting Trust
By:	/s/ Elizabeth E. Quadracci
Elizabeth E. Quadracci, as Trustee

By:	/s/ James Joel Quadracci
James Joel Quadracci, as Trustee

By:	/s/ Elizabeth M. Quadracci-Harned
Elizabeth M. Quadracci-Harned, as Trustee

By:	/s/ David Blais
David Blais, as Trustee

Harry V. Quadracci 1998 Trust- Unrestricted
By:	/s/ Elizabeth E. Quadracci
Elizabeth E. Quadracci, as Trustee

By:	/s/ James Joel Quadracci
James Joel Quadracci, as Trustee

By:	/s/ John C. Fowler
John C. Fowler, as Trustee

Harry V. Quadracci 1998 Trust — Restricted
By:	/s/ Elizabeth E. Quadracci
Elizabeth E. Quadracci, as Trustee

By:	/s/ James Joel Quadracci
James Joel Quadracci, as Trustee

By:	/s/ John C. Fowler
John C. Fowler, as Trustee

Harry V. Quadracci C.L.A.T. — Restricted
By:	/s/ Elizabeth E. Quadracci
Elizabeth E. Quadracci, as Trustee

By:	/s/ James Joel Quadracci
James Joel Quadracci, as Trustee

By:	/s/ John C. Fowler
John C. Fowler, as Trustee

TRUSTEES
Elizabeth E. Quadracci, Trustee

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900
James Joel Quadracci, Trustee

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900

Elizabeth M. Quadracci-Harned, Trustee

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900

David Blais, Trustee

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900

SHAREHOLDERS
Quad/Graphics, Inc. Voting Trust

Number of Shares owned beneficially and of record:	Directly: 10,292,603 shares, of which 10,046 shares are Class A Common Stock and 10,282,557 are Class B Common Stock

Indirectly: None

Number of Trust Certificates owned of record:	Not applicable.

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900

Harry V. Quadracci 1998 Trust- Unrestricted

Number of Shares owned beneficially and of record:	Directly: None. Indirectly: 2,502,335 shares, of which 10,046 shares are Class A Common Stock and 2,492,289 are Class B Common Stock.

Trust Certificates owned of record:	Trust Certificates representing 24.31% of voting power in the Voting Trust

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900

Harry V. Quadracci 1998 Trust — Restricted

Number of Shares owned beneficially and of record:	Directly: 354,379 shares of Class B Common Stock.

Indirectly: 2,334,951 shares of Class B Common Stock.

Trust Certificates owned of record:	Trust Certificates representing 22.69% of voting power in the Voting Trust

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900

Harry V. Quadracci C.L.A.T. — Restricted

Number of Shares owned beneficially and of record:	Directly: 713,670 shares of Class A Common Stock and 1,310,153 shares of Class B Common Stock.

Indirectly: 2,283,204 shares of Class B Common Stock.

Trust Certificates owned of record:	Trust Certificates representing 22.18% of voting power in the Voting Trust

Address for notices:	c/o Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
Facsimile: (414) 566-9416

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
Jay O. Rothman
Facsimile: (414) 297-4900